UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under The Securities Exchange Act of 1934
(Amendment No. 4)*

Diana Containerships Inc.
(Name of Issuer)

Common stock, par value $0.01 per share (including related preferred stock purchase rights)
(Title of Class of Securities)

Y2069P101
(CUSIP Number)

Attn: Ioannis Zafirakis Pendelis 16, 175 64 Palaio Faliro Athens, Greece 011 30 210 947 0000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y2069P101

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Diana Shipping Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

2,408,717

8.	SHARED VOTING POWER

-0-

9.	SOLE DISPOSITIVE POWER

2,408,717

10.	SHARES DISPOSITIVE POWER	[ ]

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,408,717

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.7%

14.	TYPE OF REPORTING PERSON

CO

Explanatory Note

The purpose of this Amendment No. 4 to the Schedule 13D/A filed with the U.S. Securities and Exchange Commission (the "Commission") on October 22, 2012 is to report a decrease in the percentage of shares of common stock, par value $0.01 per share (including related preferred stock purchase rights) (the "Common Shares") of Diana Containerships Inc., a Marshall Islands corporation (the "Issuer"), beneficially owned by Diana Shipping Inc. ("Diana Shipping"), solely due to the change in the number of Common Shares outstanding as a result of the issuance and sale of Common Shares by the Issuer.  In addition, share numbers reported in this Amendment No. 4 reflect the one-for-eight reverse stock split effected by the Issuer on June 9, 2016.

Item 1.	Security and Issuer.

No material change from the Schedule 13D/A filed with the Commission on August 18, 2014.

Item 2.	Identity and Background.

This Amendment No. 4 to the Schedule 13D is being filed on behalf of the Reporting Persons, as described in the Schedule 13D/A filed with the Commission on August 18, 2014.

The name, citizenship, residence or business address, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Diana Shipping is set forth below.  Unless otherwise indicated, the present principal occupation of each person is with Diana Shipping.  If no business address is given, the director's or executive officer's business address is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

Simeon Palios	Director, Chief Executive Officer and Chairman	Mr. Palios is also the Chairman, Chief Executive Officer and a Director of the Issuer. Mr. Palios is a citizen of Greece.
Anastasios Margaronis	Director and President	Mr. Margaronis is also the President and a Director of the Issuer. Mr. Margaronis is a Greek citizen.
Ioannis Zafirakis	Director, Chief Operating Officer and Secretary	Mr. Zafirakis is also the Director, Chief Operating Officer and Secretary of the Issuer. Mr. Zafirakis is a citizen of Greece.
Andreas Michalopoulos	Chief Financial Officer and Treasurer	Mr. Michalopoulos is also the Chief Financial Officer and Treasurer of the Issuer. He is a citizen of Greece.
Maria Dede	Chief Accounting Officer	Ms. Dede is a citizen of Greece.
William Lawes	Director	Mr. Lawes is a citizen of the United Kingdom.
Konstantinos Psaltis	Director	Mr. Psaltis is a citizen of Greece.
Kyriacos Riris	Director	Mr. Riris is a citizen of Cyprus.
Boris Nachamkin	Director	Mr. Nachamkin is a citizen of the United States of America.
Apostolos Kontoyannis	Director	Mr. Kontoyannis is a citizen of Greece.
Semiramis Paliou	Director	Ms. Paliou is Managing Director and Head of the Technical, Operations, Crew and Supply department of Unitized Ocean Transport Limited. She is a citizen of Greece.

To the best of the Reporting Persons' knowledge, none of the persons listed in Item 2 have, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Other than as described above, there are no material changes from the Schedule 13D/A filed with the Commission on August 18, 2014.

Item 3.	Source and Amount of Funds or Other Consideration.

No material change from the Schedule 13D/A filed with the Commission on August 18, 2014.

Item 4.	Purpose of Transaction.

No material change from the Schedule 13D/A filed with the Commission on August 18, 2014.

Item 5.	Interest in Securities of the Issuer.

(a. and b.) According to information provided by the Issuer, as of the date hereof the Issuer had 13,600,874 Common Shares outstanding. Based on the foregoing, the following persons report beneficial ownership of the following Common Shares:

Diana Shipping may be deemed to beneficially own 2,408,717 Common Shares, representing approximately 17.7% of the outstanding Common Shares.  Diana Shipping has the sole power to vote 2,408,717 Common Shares and the shared power to vote 0 Common Shares.  Diana Shipping has the sole power to dispose of 2,408,717 Common Shares and the shared power to dispose of 0 Common Shares.

None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares that are the subject of this Schedule 13D.

(c.) No transactions in the Common Shares were effected by the persons named in response to paragraph (a) above during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by Diana Shipping.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change from the Schedule 13D/A filed with the Commission on August 18, 2014.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2017

DIANA SHIPPING INC.

By:  /s/ Simeon Palios
------------------------------------------
Name:   Simeon Palios
Title:     Chief Executive Officer